Special shareholder meeting

The fund held a Special Meeting of Shareholders on January 19, 2016. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between John Hancock Fundamental Large Cap Core Fund and John Hancock Large Cap Equity Fund.

FOR	AGAINST	ABSTAIN
1,696,727.6361	37,845.0163	221,250.1616